December 1, 2014
VIA EDGAR
Ms. Lynn Dicker
Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:      Lumenis Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filled March 27, 2014
File No. 1-36322

Dear Ms. Dicker

  On behalf of Lumenis Ltd. (the “Company” or “we”), the following are our responses to the comment letter dated November 20, 2014 (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 20-F for the year ended December 31, 2013 (the “Form 20-F”).

 For your convenience, the Staff’s comments have been restated below in their entirety, with our responses set forth under the comments.

Form 20-F for the Fiscal Year Ended December 31, 2013
Operating and Financial Review and Prospectus, page 51
Liquidity and Capital Resources, page 68

Comment: 1. In future filings, please include a discussion of the currencies in which cash and cash equivalents are held. Refer to Item 5.B.2 of the General Instructions to Form 20-F

Response: The Staff's comment is fully noted and the Company will conform to the requirements of Item 5.B.2 of Form 20-F in future filings by including a discussion of the currencies in which cash and cash equivalents are held.

Notes to the Consolidated Financial Statements, page F-12
Note 2 – Significant Accounting Policies, page F-12
j. Revenue recognition, page F-15

Comment: 2. Please explain to us the certain instances where rights of return are granted and your basis for estimating a provision for returns based primarily on historical evidence.

Generally, the Company's arrangements do not include a right of return. On rare occasions, mainly in situations related to the proper functionality of the product, and upon specific authorization by management, the Company allows the return of the product on a specific transaction. Historically, such return rate has been de minims (sales returns in 2013 and 2012 were less than 0.25% of total revenues in each of those years).

The Company believes it can reasonably estimate the provision for future returns based on past history due to the following:

a. The Company has internal controls that ensure the reliability and timeliness of the reporting and the appropriate historical information on which it bases its estimates.

b. The Company has a large volume of relatively homogenous transactions.

The Company maintains a provision for returns by applying a sales return ratio based on eight rolling quarters of recorded sales returns out of recorded revenue for the same periods.

Note 8 – Bank Debt, page F-34

Comment: 3. We note the $4.3 million of debt the Bank forgave in 2012. Please tell us how this amount is reflected in your financial statements, including the consolidated statements of operations and as a non-cash financing activity in the consolidated statements of cash flows. Refer to section 230-10-50 of the FASB Accounting Standards Codification.

The Company entered into a debt restructuring agreement with Bank Hapoalim, dated September 29, 2006, which was amended from time to time through December 24, 2012, and which, together with such amendments, we refer to as the Restructuring Agreement.

As part of the Restructuring Agreement, the Bank agreed to forgive a total amount of $50 million in several tranches (to which we refer as debt forgiveness), subject to our making certain specified repayments in accordance with the debt restructuring clearing schedule.

In December 2012 we repaid $15.1 million of the outstanding principal on the Company's debt to the Bank, and the Bank accordingly forgave approximately $4.3 million of principal debt, which was the final tranche of the debt to be forgiven pursuant to the Restructuring Agreement.

The Restructuring Agreement was analyzed as Troubled Debt Restructuring (TDR) and treated in accordance with ASC 470-60. Accordingly, no gain was recognized in the consolidated statements of operations as of the day the debt was forgiven. The Company recognizes such gain in the consolidated statements of operations in subsequent periods by applying the new effective interest rate calculated at the restructuring date.

According to ASC 230-10-50, non-cash financing activities to be disclosed in the cash flow statement are those that "affect recognized assets or liabilities but that do not result in cash receipts or cash payments". Although the transaction did not result in the receipt or payment of cash, it neither affected the related recognized liability as of the date of forgiveness. As such, the Company did not disclose it specifically in the cash flow statement as non-cash financing activity. The Restructuring Agreement as well as the related treatment described above are disclosed in Note 8 (d) on pages F-34 and F-37.

As requested in the Comment Letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (+972) 4-9599074, or at Ophir.Yakovian@lumenis.com should you require further information or have any questions.

Sincerely, Lumenis Ltd.
By:	/s/ Ophir Yakovian
Name: Ophir Yakovian
Title: Chief Financial Officer

Lumenis Ltd.
Yokneam Industrial Park
P.O.B. 240
Yokneam 20692, Israel
Tel.  +972.4.959.9000
Fax. +972.4.959.9050
www.lumenis.com